WORKSPORT LTD.	414-3120 Rutherford Road, Suite 414 Vaughan, Ontario, Canada L4K 0B2

September 29, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	SiSi Cheng
W. John Cash
Edward M. Kelly
Erin M. Purnell

Re:	Worksport, Ltd.
Amendment No 1. to
Offering Statement on Form 1-A
Filed September 10, 2020
File No. 24-11271

Dear Sir or Madam:

Worksport, Ltd. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to Steven Rossi, President of the Company, dated September 22, 2020 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 10, 2020

Cover Page of Offering Circular, page 1

1. Disclosure that the offering will terminate on the earlier of (i) September 10, 2021, subject to an extension of up to 180 days or (ii) the date on which the maximum offering is sold is inconsistent with other disclosure here and under “The Offering” on page 6 and “Plan of Distribution” on page 48 that the offering will begin within two calendar days after the qualification date and terminate two years from the initial qualification date and also is inconsistent with the disclosure under “Plan of Distribution” on page 48 that the offering will terminate on the earlier of (i) September 10, 2021, subject to an extension of up to 180 days, (ii) the date on which the maximum offering is sold, or (iii) when the board of directors elects. Please reconcile the disclosures. Additionally, if the offering is to last more than one year, ensure that the disclosure in Item 4 of Part I of the Form 1-A so reflects. See Rule 251(d)(3)(i)(F) of Regulation A.

We have amended the Offering Statement throughout so that it consistently states that the offering will terminate on the earlier of (i) one year from the qualification date and (ii) the date on which the maximum offering is sold.

Manufacturing in China, page 13

2. Revised disclosure that you are not reliant solely on Chinese manufacturers because you have your own molds and patents appears inconsistent with disclosure on page 14 that you do not own your own tools and molds and instead have ownership and control over the schematics and blueprints. Additionally, we note other disclosure on page 13 that your products are manufactured in China according to your specifications and design, using your schematics and blueprints. Please reconcile the disclosures, and clearly describe your arrangements with third party manufacturers in China.

We have revised the disclosure throughout the Offering Statement to clarify our reliance on China and our molds and patents, and as they relate to each other.

The sale of tonneau cover...has been hampered by COVID-19

The pick-up truck industry take longer to recover from the COVID-19 pandemic, page 19

3. Quantify the effects of COVID-19 in the first and second quarters of 2020 on your results of operations. Additionally, as requested in prior comment 16, address specifically any other material impacts that COVID-19 has had on may have on your business. See CF Disclosure Guidance: Topic No. 9 and CF Disclosure Guidance: Topic 9A which are available on the Commission’s website.

We have quantified the effects of COVID-19 on our results of operations and have included all material impacts of COVID-19 on our business.

The Offering, page 22

4. We note that you have increased the number of securities to be offered. It appears that you have not updated the new totals in certain places throughout the filing. For example, you disclose under “Maximum Offering” that total gross proceeds for the sale of 40 million units at $0.10 per unit is up to $9 million and under “Use of Proceeds” that net proceeds are $9 million. Please revise each section of your offering statement to reflect the current amount of securities to be offered.

We have updated the amount of the offering throughout the Amendment.

Dilution, page 25

5. Please tell us how the calculation of net tangible book value of $(1,284,109) reconciles to the line items and amounts shown on the face of your June 30, 2020 balance sheets.

We calculated net tangible book value in the following manner:

Cash	$21,111
Inventory	$53,020
Investment	$24,423
PPE	$93,103
ROU	$49,585
Less Total Liabilities	$(1,525,351)
Net tangible book value as of June 30, 2020	$(1,284,109)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

6. As requested in prior comment 22, provide prominent disclosure of your financial difficulties and your plans to overcome those difficulties, including a discussion of your ability or inability to produce sufficient cash to support operations during the next 12 months. Additionally, elaborate on your plan of operations for the next 12 months, including steps or milestones for achieving each individual component, the known or estimated costs of each individual component, and the material risks associated with each individual component.

We have added substantial disclosure regarding our financial difficulties and our plans to address and overcome such. We have expanded our plan of operations appropriately.

Our Business, page 32

7. As requested in prior comment 14, discuss your dependence on major customers during each of the periods presented in the financial statements.

We have included disclosure regarding our material dependence on our major customers.

Committees of the Board of Directors, page 41

8. Indicate here that Mr. Steven Rossi is a member of the audit committee and that he is not an independent director.

We have added such disclosure to the Amendment.

Change in Internal Control over Financial Reporting, page 42

9. Please revise to describe any change in internal control over financial reporting that occurred during the last fiscal quarter instead of the last fiscal year that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Your discussion should include but not be limited to the errors identified during the quarter that resulted in revision of prior period financial statements. Alternatively, remove the disclosure controls and procedures and internal controls over financial reporting sections from your filing as they are not required in the Form 1-A.

We have removed the disclosure controls and procedures and internal controls over financial reporting sections, as they are not applicable.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Steven Rossi
Steven Rossi